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Exhibit 99.1

news release

NORANDA TO WEBCAST ANNUAL GENERAL MEETING
AND Q1 2004 CONFERENCE CALL

Q1 2004 Financial Results to be Released on April 26, 2004

TORONTO, April 15, 2004 — Noranda Inc. announced today that it will be webcasting its Annual General Meeting (AGM) on Monday April 26, 2004 at 2:30 p.m. EST. The live webcast and slide presentation will be available through Noranda's website at www.noranda.com.

The meeting will be held at:

The Design Exchange
234 Bay Street, 2nd Floor
Toronto, Ontario
Canada

Quarterly Conference Call for Investors and Media

In addition, the conference call for investors and media to review the first quarter results will be held on Monday April 26th at 4:30 p.m. (EST) and will be webcast live on www.noranda.com.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Contact:

Dale Coffin
Director, External Communications
Tel: 416-982-7161
dale.coffin@toronto.norfalc.com
www.noranda.com

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NORANDA TO WEBCAST ANNUAL GENERAL MEETING AND Q1 2004 CONFERENCE CALL
Q1 2004 Financial Results to be Released on April 26, 2004